KELSO TECHNOLOGIES INC.

MANAGEMENT DISCUSSION & ANALYSIS

SIX MONTHS ENDED

June 30, 2017

(Expressed in US Dollars unless otherwise indicated)

Kelso Technologies Inc.
Management Discussion and Analysis
Six Months Ended June 30, 2017
(Expressed in US Dollars unless otherwise indicated)	Page 2 of 20

MANAGEMENT DISCUSSION AND ANALYSIS

GENERAL

The following management discussion and analysis (“MD&A”) of the operations and financial condition of Kelso Technologies Inc. (the “Company” or “Kelso”) provides an overview of significant developments that have affected the Company’s performance during the three and six months ended June 30, 2017. It should be read in conjunction with the unaudited interim consolidated financial statements of the Company together with the related notes thereto for the six months ended June 30, 2017.

The unaudited interim consolidated financial statements for the six months ended June 30, 2017 referred to in this MD&A have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The following MD&A and the Company’s unaudited interim consolidated financial statements were approved by the Audit Committee and the Board of Directors on August 10, 2017.

All amounts herein are expressed in United States dollars (the Company’s functional currency) unless otherwise indicated.

References to EBITDA in this MD&A refer to net earnings from continuing operations before interest, taxes and tax recoveries, amortization, deferred income tax recovery, unrealized foreign exchange losses, non-cash share-based expenses (Black-Scholes option pricing model) and write-off of intangible assets. EBITDA is not an earnings measure recognized by IFRS and does not have a standardized meaning prescribed by IFRS. Management believes that EBITDA is an alternative measure in evaluating the Company's business performance. Readers are cautioned that EBITDA should not be construed as an alternative to net income as determined under IFRS; nor as an indicator of financial performance as determined by IFRS; nor a calculation of cash flow from operating activities as determined under IFRS; nor as a measure of liquidity and cash flow under IFRS. The Company's method of calculating EBITDA may differ from methods used by other issuers and, accordingly, the Company's EBITDA may not be comparable to similar measures used by any other issuer.

LEGAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking statements” within the meaning of applicable securities laws that reflect the Company’s current expectations, forecasts and assumptions. Generally, forward looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words or phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Such forward looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results expressed or implied by such forward looking statements

These include but are not limited to the economic condition of the railroad industry, which is affected by numerous factors beyond the Company’s control including slow sales cycles, creation and adoption of new technologies, the existence of present and possible government regulation and competition. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements as such statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation; the risk that the Company’s products may not work as well as expected; we may not be able to break in to new markets because such markets are served by strong and embedded competitors or because of long term supply contracts; we may not be able to grow and sustain anticipated revenue streams; we may have underestimated the cost of product development and the time it takes to bring products to market; we may not be able to finance our intended product development; that management may not be able to continue to initiate new product strategies to secure a more reliable growth of financial performance in the future; our products may not sell as well as expected, and competitors may offer better or cheaper alternatives to our products; our technologies may not be patentable, and if patents are granted, we may not protect our investment in intellectual property if our patents are challenged; our intended technologies may infringe on the intellectual property of other parties; we may not have any parties interested in licensing our technology as expected and certain other risks detailed from time-to-time in Kelso’s public disclosure documents.

Kelso Technologies Inc.
Management Discussion and Analysis
Six Months Ended June 30, 2017
(Expressed in US Dollars unless otherwise indicated)	Page 3 of 20

Although the Company has attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that could cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.

Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. Readers are advised to consider such forward-looking statements in light of the risks set forth in the Risks and Uncertainties section of this MD&A (Page 15). The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Additional information about the Company and its business activities is available on SEDAR at www.sedar.com or the Company’s website at www.kelsotech.com.

DATE OF REPORT

August 10, 2017

SUMMARY OF THE YEAR-TO-DATE - SIX MONTHS ENDED JUNE 30, 2017

  Reported net loss (IFRS) for the six months ended June 30, 2017 was $1,423,009 ($0.03 per share) compared to reported net loss of $1,230,243 ($0.03 per share) for the six months ended June 30, 2016.

  Revenues for the six months ended June 30, 2017 were $2,996,980 compared to $4,294,407 for the six months ended June 30, 2016. The railroad recession continued to worsen through the first six months of 2017. HAZMAT businesses have cut back on production which has led to lower than expected demand for rail tank cars. This is the primary market for Kelso’s products and sales have suffered greatly through this recessionary period.

  Gross profit for the six months ended June 30, 2017 was $1,025,755 (34.2% of revenues) compared to $1,313,035 (30.6% of revenues) for the six months ended June 30, 2016. The recession has caused a severe drop in the sales of high value equipment and forced competition to dramatically lower prices. The Company’s production operations have improved resulting in better gross profit returns.

  EBITDA (Loss) for the six months ended June 30, 2017 was $(1,320,090) compared to EBITDA (Loss) for the six months ended June 30, 2016 was $(1,201,899).

  Operational expenses for the six months ended June 30, 2017 fell slightly to $2,444,957 compared to $2,527,924 for the six months ended June 30, 2016.

  Management compensation for the six months ended June 30, 2017 fell to $273,420 compared to $350,764 for the six months ended June 30, 2016.

Kelso Technologies Inc.
Management Discussion and Analysis
Six Months Ended June 30, 2017
(Expressed in US Dollars unless otherwise indicated)	Page 4 of 20

  Reported net loss of $1,423,009 included items not involving cash for amortization of assets including our new production facility in Bonham, Texas in the amount of $135,257, unrealized foreign exchange gain of $50,194 and there was no share-based expense for incentive stock options (Black-Scholes).

  The Company has recorded an income tax expense for the six months ended June 30, 2017 of $17,856 compared to an income tax expense of $30,118 for the six months ended June 30, 2016.

  The Canadian dollar has improved in value against the US dollar during the first half of 2017 resulting in a provision for an unrealized foreign exchange gain for our Canadian assets in the amount of $50,194 for the six months ended June 30, 2017 compared to an unrealized exchange gain of $173,409 for the six months ended June 30, 2016.

  Cash on deposit at June 30, 2017 was $624,324 compared to $2,312,279 at December 31, 2016.

  Working capital at June 30, 2017 was $6,427,723 compared to $8,511,809 at December 31, 2016.

  Company remains free of interest-bearing long-term debt commitments.

  Net assets were $10,557,421 at June 30, 2017 compared to $11,771,944 at December 31, 2016.

SUMMARY OF THE SECOND QUARTER - THREE MONTHS ENDED JUNE 30, 2017

  Reported net loss (IFRS) for the three months ended June 30, 2017 was $897,513 ($0.02 per share) compared to reported net loss of $543,839 ($0.01 per share) for the three months ended June 30, 2016.

  Revenues for the three months ended June 30, 2017 were $1,433,663 compared to $2,360,975 for the three months ended June 30, 2016. The railroad recession continued to worsen in the second quarter of 2017. HAZMAT businesses remain cut back which has led to lower demand for rail tank cars. This in turn has dramatically slowed the production business of rail tank car manufacturers and consequently sales of Kelso products.

  Gross profit was $325,821 (22.7% of revenues) for the three months ended June 30, 2017 compared to $938,879 (39.8% of revenues) for the three months ended June 30, 2016. Gross profit margins diminished for the second quarter due to scheduled operational reorganizations and insurance adjustments.

CORPORATE OVERVIEW

Kelso is a leading North American producer of specialized rail tank car equipment. The Company's core tank car products include pressure relief, vacuum relief and bottom outlet valves as well as a proprietary one-bolt manway. These products provide some of the key elements of a rail tank car’s structure to ensure the safe handling and containment of hazardous materials during transport while reducing the potential effects of human error and environmental harm. With a solid history of innovative technology solutions and a reputation anchored by the reliability of supply, the Company serves many of North America's largest railways with a wide range of custom engineering and production services.

The Company’s common shares are publicly traded on the Toronto Stock Exchange under the trading symbol KLS and the NYSE Markets Exchange under the trading symbol KIQ. The Company listed on the Toronto Stock Exchange on May 22, 2014 and on the NYSE Markets Exchange on October 14, 2014. The Company operates in combination with its wholly owned subsidiaries Kelso Technologies (USA) Inc, KIQ Industries Inc and Kelso Innovative Solutions Inc.

Kelso Technologies Inc.
Management Discussion and Analysis
Six Months Ended June 30, 2017
(Expressed in US Dollars unless otherwise indicated)	Page 5 of 20

Over the past five years management has established multi-million dollar sales of its products to North American rail tank car manufacturers (OEM) and retrofit/repair businesses. Revenues over the last five audited year end periods were as follows: $8,077,143 for the year ended December 31, 2016; $18,910,122 for the year ended December 31, 2015; $23,816,809 for the year ended December 31, 2014; $13,131,387 for the year ended December 31, 2013; $2,830,778 for the four month year ended December 31, 2012; $2,233,807 for the year ended August 31, 2012.

The Company’s net earnings (loss) performance over the last five year end periods were as follows; a net loss of $2,465,592 for the year ended December 31, 2016; net loss of $2,510,826 for the year ended December 31, 2015; net income of $4,025,781 for the year ended December 31, 2014; net income of $2,456,636 for the year ended December 31, 2013; net income of $10,988 for the four month year ended December 31, 2012; a net loss of $1,276,827 for the year ended August 31, 2012.

Kelso has grown its rail tank car product catalogue substantially to get prepared for the next up-cycle in rail tank car production which Management expects to commence later this year due to required compliance with new hazardous material regulations and laws. The railway industry has been bogged down with regulatory and economic challenges over the past several years that have caused a severe slowdown in rail tank car production. Kelso has been able to manage its assets well during the downturn and has capital resources to maintain operations in the near term.

To mitigate the long-term reliance on rail tank car revenues management has expanded its business plans in 2016 to include non-tank car related equipment, engineering and troubleshooting services and ancillary non-proprietary production services. Product development activities are focusing on the creation of innovative engineered solutions for a wide range of applications in all transportation markets.

Our roots and reputation in rail tank car technologies have established a solid foundation for corporate growth strategies in new markets. New product development initiatives concentrate on a wider range of technology products that are designed to provide unique economic benefits and safe operational advantages to customers. New markets initiated in 2016 include technologies for military applications, fueling technologies for locomotives, military and heavy equipment, rail yard technologies, emergency response kits for first responders and extreme terrain vehicle technologies for commercial and homeland security applications.

KEY PRODUCTS AND SERVICES

Commercial revenue streams are generated from the following key products and services:

External Constant Force Spring Pressure Relief Valves (Patented)

Over the past decade Kelso has been involved in the development, regulatory approvals, marketing and manufacture of EPRV that are designed for railroad tank cars that carry hazardous and non-hazardous commodities. The Company currently offers 36 versions of the EPRV in its product line, including a number of high-performance EPRV products. As required all EPRV products have received AAR approval based on service trials and physical testing. The Company believes that its series of EPRV products are “best available technology” products; proprietary to Kelso; and have a number of significant competitive advantages that include:

  High “barrier to entry” for competitors due to our patent rights and the years of testing required by the AAR to gain regulatory approvals.

  The only high flow valve in market that is totally external which limits exposure to chemicals or other corrosive commodities transported in the tank car.

  Technological improvement over older valve systems as it eliminates the helical coil spring, the internal valve stems and spring guide tube.

Kelso Technologies Inc.
Management Discussion and Analysis
Six Months Ended June 30, 2017
(Expressed in US Dollars unless otherwise indicated)	Page 6 of 20

  Multiple springs that prevent disruptions that occur when single spring designs become inoperable due to spring failure.

  Increased valve reliability due to little or no contact with HAZMAT.

  Uses flat gasket seal; more tolerant to contamination.

  Low profile provides for better roll over safety.

  External design allows complete inspection during loading.

One-Bolt Manway (OBM) (Patented)

The Company holds the patent rights for a unique OBM technology for use on rail tank cars and truck tank trailers. The Company believes that the OBM is an important technology change for the railroad industry where the return on investment and arguments for customers’ adoption of the OBM are compelling. They include:

  One bolt-and-strap design eliminates eye-bolt problems and possible leaks due to crushed gaskets.

  Eliminates lid deformation and nozzle distortion due to the over-torque of eye-bolts.

  Eliminates relaxation of gaskets under eye-bolt location.

  Eliminates eye-bolt nuts loosening in transit due to vibration and improper cross-bolting technique – a violation subject to regulatory fines in excess of $5,000 per tank car.

  Standard AAR-approved gasket retention method with currently used hard and soft gaskets.

  ACME Thread on T-Bolt virtually eliminates loosening due to vibration.

  Rigid collar at top of nozzle reduces risk of nozzle or lid distortion.

  Much faster opening and closing operation with one bolt management system which will take the current industry open/close standard cycle time of 25-35 minutes to 5 minutes with the OBM.

  Uniform load on the gasket prolongs service life as evidenced in field service trial.

  Reduces possible release of hazardous commodity in a roll-over accident by moving threaded closing mechanism below the plane of the lid.

  Ease of operation with lightweight hinged lid.

  No eye-bolts to kick at tank car inspection.

OBM Adapter Plate

Kelso has successfully developed and tested a fully functional loading arm adaptor that fits both the OBM and older hinged 6 and 8 eye-bolt manways currently in service on bank cars in North America. The adaptor attaches permanently to the existing loading arm apparatus and connects the loading arm to any existing manway in service today. The adaptors are a minimal expense when measured against the substantial capacity gains they will produce hence addressing the concerns of additional capital expenditures required to convert loading terminals that top-load HAZMAT.

Vacuum Relief Valve (VRV) (patented)

The VRV is a patented low pressure device specifically designed to protect rail tank cars from the effect of an excessive vacuum and prevents the implosion of the tank car. The development of our patent pending VRV has been driven by customers’ demand for a better performing VRV due to high failure rates of current products in use in the market today.

Kelso Technologies Inc.
Management Discussion and Analysis
Six Months Ended June 30, 2017
(Expressed in US Dollars unless otherwise indicated)	Page 7 of 20

Our new innovative VRV design features our patented constant force pressure springs and meets the new DOT-117 tank car specifications implemented on October 1, 2015. The Association of American Railroads (AAR) has approved Kelso’s new vacuum relief valve (VRV) design for commercial service trials that will take up to two years to complete.

Bottom Outlet Valve (BOV) (patented)

Our patented bottom outlet valves are utilized on rail tank cars for the primary purpose of unloading the contents of the tank. The BOV must be a low-profile design as it is positioned at the lowest point of the tank so that a full discharge of the tank can be achieved. They are widely used in the transport of hazardous commodities such as crude oil, ethanol, chemicals, petrochemicals and minerals such as molten sulfur as well as many non-hazardous commodity applications.

The development of our patented BOV has been driven by customers’ demand for a better performing BOV due to chronic performance problems with current products in use in the market today. Our new innovative BOV design prevents valve operating stem leaks and features the use of non-corrosive ceramic materials and a seal protecting wiper. Our BOV meets the new DOT-117 tank car specifications implemented on October 1, 2015 and the new M1002 Tank Car Standards requiring a removable handle. The Association of American Railroads (AAR) has approved Kelso’s new bottom outlet valve (BOV) design for commercial field trial testing that will take up to two years to complete.

Emergency Response Kit (ERK) – First Responder Equipment

Kelso ERK (ERK) is specialized equipment that is used by first responders to cap and contain chemical leaks in the field that originate in a HAZMAT rail tank car’s valve assembly or its connections located on the top of the tank car. The ERK is specifically designed to be implemented quickly and safely to reduce potential dangers to human life and environmental harm to communities during emergency events involving hazardous materials.

The ERK was developed in partnership with hazardous materials specialists from a Class 1 Railroad company. It has numerous advantages for its users over current competitive designs:

  Compact – the Kelso ERK fits in one container which is a reduction from the three containers currently used. The ERK takes up less space on emergency response vehicles and allows handling by one person.

  Built with lightweight materials the ERK is half the weight of existing products providing easier deployment and operation of the ERK by emergency responders.

  No additional application tools are required which reduces kit weight and complexity of operation.

  Color-coded valve caps aid first responder in selecting proper valve cap under emergency conditions.

  Friction reduction system lowers torque needed to apply the valve cap. This reduces the number of tools needed to effectively apply the ERK reducing the potential effects of human error and potential injury to first responders.

  The ERK is designed for both pressure tank cars which include commodities such as chlorine, liquefied petroleum gas and anhydrous ammonia and non-pressurized tank cars.

  The Kelso ERK is the only emergency kit in the market that is designed to handle general service tank cars.

Kelso Technologies Inc.
Management Discussion and Analysis
Six Months Ended June 30, 2017
(Expressed in US Dollars unless otherwise indicated)	Page 8 of 20

Extreme Terrain Vehicles (ETVS) (Patents Pending)

The Company has filed a United States provisional patent application and a corresponding Canadian patent application for an Active Suspension Control System and Method for No-Road Vehicles (ASCS). The ASCS patent application is owned by Kelso and covers numerous new technologies. Kelso anticipates filing further patent applications relating to the ASCS technology as Kelso continues to develop and improve the ASCS technology.

With the ASCS patent applications pending, Kelso seeks proprietary rights protection to allow for the development of our business of converting existing commercial vehicles into heavy-duty, high-performance extreme terrain vehicles (ETVS). The innovations disclosed in the ASCS patent applications are believed to be unique and to represent a dramatic improvement over existing technologies presently used in commercial off-road vehicles. Vehicles featuring Kelso’s proprietary technologies are expected to provide distinct advantages to customers in terms of safety, performance and economic efficiencies.

Conversion operations for the ETVS are located in our Bonham, TX facilities. Kelso believes production capability can be scaled to 500 vehicles per year in our current facility. Production prototypes utilizing the ASCS technology are scheduled for completion over the next 60 days and sales are expected to commence in 2017. New commercial revenues are expected to be derived from customers requiring heavy duty ETVS performance in military, railroad, police & border patrol, first responders, railroads, mining, forestry, and oil, gas and electric transmission applications.

Wheel Cleaning System (WCS) for Rail Cars

The WCS is designed for rail wheel cleaning operations in railroad hump yards and industrial shipping facilities. Our WCS is a unique proprietary (patent pending) rail wheel cleaning system that has been designed in co-operation with Class I railroads. It addresses the problematic issue of railcar wheels “caking” with various commodities during operations. The industrial heavy-duty cleaning capabilities provided by the WCS for railcar operations can reliably maintain and improve the performance of rolling stock. Some of the more challenging commodities addressed by the WCS include crude oil/tar, salt water slurry, flour water slurry, Portland cement, lime powder slurry, sugar water slurry, potash and sulfur.

Our standard 46-foot WCS is a unique modular design that can be transported to site and installed. Our basic system is mechanical and does not require any external power supply. It can be customized to accommodate various contaminates as specified and can be automated if required to allow signal operators to turn the system on or off. Over time management expects to generate multi-million dollar revenue streams from the full market development of the WCS.

Production Services for Non-Proprietary Products

Kelso has a strong reputation for the reliable production of high quality products (see below). The depression in the rail industry has created supply chain problems for OEM producers of rail tank cars and the class one railroads. The Company has begun to service these new business opportunities through production arrangements for non-proprietary products that our customers need for the supply of their business operations.

Design Engineering and Troubleshooting Services

With a solid history of proven innovation and creation of proprietary technology solutions for transportation logistics Kelso is now working with customers on specific troubleshooting and design issues with customers. Our engagements in this new market segment allow us to better understand problematic issues and develop new products.

Kelso Technologies Inc.
Management Discussion and Analysis
Six Months Ended June 30, 2017
(Expressed in US Dollars unless otherwise indicated)	Page 9 of 20

PRODUCTION

Kelso currently operates two facilities totaling 50,000 square feet in Bonham, Texas. The Company is fully qualified and certified to produce products for the railroad and other industries. It has been granted the required certifications including holding an AAR M1002 Class D Registration and AAR M1003 Quality Assurance System Certification for its production facilities from the Association of American Railroads.

PUBLIC INFORMATION POLICY

The Company advises the public about its business progress by way of quarterly and consolidated annual financial statements as well as management discussions and analysis for those periods. The Company will issue press releases announcing material events that affect the business health of the Company in accordance with the policies and guidelines of the Toronto Stock Exchange and the NYSE Markets Exchange. The Company does not give investment advice to investors and does not respond to solicitations to discuss privileged information from the public in accordance with securities laws in Canada and the United States.

Further, Kelso does not provide forward looking revenue projections to the public. Kelso is a product development enterprise and management is unable to measure or determine the future financial impact related to new rail regulations, uncertain technology adoption strategies of customers and the deteriorating recessionary conditions surrounding the rail tank car industry. All of these factors are well beyond the control of Kelso.

RESULTS OF OPERATIONS

The financial results for the three and six months ended June 30, 2017 are indicative of a developing engineering and product development company that is transitioning into an industrial business enterprise. Financial results are currently being negatively impacted by a severe rail tank car market recession for its commercial rail tank car equipment. When the economy improves Kelso can sell and distribute its patented commercial products from an established production infrastructure that can reliably supply railroad service equipment to a heavily regulated railroad industry.

The railroad recession has continued to heavily impact the financial performance of Kelso throughout 2016 and throughout 2017. HAZMAT businesses have cut back on their production which has led to lower demand for rail tank cars. This has dramatically slowed the manufacturing business of rail tank car producers and consequently Kelso. There are many reasons for this trend which include regulatory uncertainty, low commodity prices for crude oil, strained capital expenditure budgets of customers and depressed economic activity in many sectors. This trend is expected to continue throughout 2017 with improved activity late in the year and 2018 as the regulatory requirements come into their due date.

The bulk of our revenues are generated from sales of our valve products. Our OBM system is now producing profitable margins and revenue that is included in our financial results. OBM sales reached $177,252 during the six months ended June 30, 2017.

Revenues, corresponding expenses and financial performance and capital management during the three and six months ended June 30, 2017 reflects Kelso’s ability to survive recessionary times while still making progress in the execution of its product development plans. Financial results reflect the revenue and related operational costs of marketing, producing and distributing its EPRV line as well as strategic costs to market and produce the OBM and key investments in new product development associated with future business growth.

Kelso Technologies Inc.
Management Discussion and Analysis
Six Months Ended June 30, 2017
(Expressed in US Dollars unless otherwise indicated)	Page 10 of 20

Our strategic plan requires Kelso to make ongoing investments in the expansion of production capacity (including equipment, lease costs, training and qualifying human resources); railroad regulatory filings; liability insurance; expanded marketing initiatives; independent lab testing and outside specialized industrial engineering services; new patent applications; enhanced Tier 1 regulatory disclosure in Canada and the United States; more efficient accounting systems and controls; pre-sales production planning and tooling for our growing portfolio of products. These costs are written off or capitalized in the period when they occur and reflect in the reported profitability of the Company in the period in which they were incurred.

For the six months ended June 30, 2017, the Company reported a net loss of $1,423,009 ($0.03 per share) against revenues of $2,996,980 compared to a net loss of $1,230,243 ($0.03 per share) against revenues of $4,294,407 for the six months ended June 30, 2016.

Gross profit was $1,025,755 (34.2% of revenues) for the six months ended June 30, 2017 compared to $1,313,035 (30.6% of revenues) for the six months ended June 30, 2016. Despite recessionary forces Kelso has implemented new business practices that in the future should improve our cost of goods sold and improve our gross margins.

Total operational expenses were $2,444,957 during the six months ended June 30, 2017 compared to $2,527,924 for the six months ended June 30, 2016.

EBITDA for the six months ended June 30, 2017 and 2016 has been calculated as follows:

		Six months ended	Six months ended
		June 30, 2017	June 30, 2016

Net income (loss)		$(1,423,009)	$(1,230,243)
Share-based expense	$	Nil	$43,085
Unrealized foreign exchange loss (gain)		$(50,194)	$(173,409)
Amortization		$135,257	$128,550
Income tax		$17,856	$30,118
EBITDA (loss)		$(1,320,090)	$(1,201,899)

Factors in the reported income for the six months ended June 30, 2017 include expenses related to ongoing marketing initiatives in the amount of $316,804 (2016 - $343,672) and related travel costs of $222,064 (2016 - $166,116). These expenses are related to the ongoing marketing initiatives for existing and new product markets.

A key component of our future business growth is the research, design, testing and qualification of new products. During the six months ended June 30, 2017 our industrial product design and development costs were $309,977 (2016 - $398,305). This includes expenses related to design and continuing testing of our key products and new equipment initiatives all of which form a significant opportunity for Kelso to grow its future revenues from new markets and the rail tank car market when demand improves.

Given difficult economic times management continues to adjust operations and product development method to become more efficient. This is reflected in our investments in human resources, marketing, sales and production operations for the six months ended June 30, 2017. The Company recorded office and administrative costs of $935,970 (2016 - $1,076,656), management compensation fell to $273,420 (2016 - $350,764). There were no accruals for management performance bonuses as none were due at June 30, 2017. Consulting fees were $140,986 (2016 - $118,060) while investor relations were $42,000 (2016 - $42,000).

Accounting, audit and legal fees are cost components of our corporate development strategies and the administration functions of a publicly listed industrial company. Costs for these professional services were $250,101 for the six months ended June 30, 2017 (2016 - $162,675). The Company accrues its audit costs on a quarterly basis. These fees have increased due in large part to tax restructuring. Legal costs are related to public company administration including the preparation and filing of press releases, documentation and reviewing possible acquisition targets and new business arrangements regulatory documentation including Annual Information Form (AIF) and Securities Exchange Commission documentation (20-F).

Kelso Technologies Inc.
Management Discussion and Analysis
Six Months Ended June 30, 2017
(Expressed in US Dollars unless otherwise indicated)	Page 11 of 20

The Company’s functional currency is US dollars but Kelso also holds various assets in Canadian dollars. The Canadian dollar has recently gained in value against the US dollar therefore we have recorded an unrealized foreign exchange gain of $50,194 for the six months ended June 30, 2017. Revenues and profitability have diminished considerably from previous years due to a severe depression in capital investment in new tank car builds. Management cautions that the economics and overall infrastructure of the railroad industry including the effects of new regulations and recessionary affects of low commodity prices pose many challenges to our future business development success. Slow business activity stemming from economic and regulatory uncertainty could have a material effect on our current and future business abilities including financial condition and results of operations (see Risks and Uncertainties on Page 15).

SECOND QUARTER - THREE MONTHS ENDED JUNE 30, 2017

Reported net loss (IFRS) for the three months ended June 30, 2017 was $897,513 ($0.02 per share) compared to reported net loss of $543,839 ($0.01 per share) for the three months ended June 30, 2016.

Revenues for the three months ended June 30, 2017 were $1,433,663 compared to $2,360,975 for the three months ended June 30, 2016. The railroad recession continued to worsen in the second quarter of 2017. HAZMAT businesses remain cut back which has led to lower demand for rail tank cars. This in turn has dramatically slowed the production business of rail tank car manufacturers and consequently sales of Kelso products.

Gross profit was $325,821 (22.7% of revenues) for the three months ended June 30, 2017 compared to $938,879 (39.8% of revenues) for the three months ended June 30, 2016. Gross profit margins diminished for the second quarter due to scheduled operational reorganizations and insurance adjustments.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2017 the Company had cash on deposit in the amount of $624,324, accounts receivable of $532,952, prepaid expenses of $419,311, income tax receivable of $753,223 and inventory of $5,103,132 compared to cash on deposit in the amount of $2,312,279, accounts receivable of $637,845, prepaid expenses of $708,100, income tax receivable of $753,223 and inventory of $5,206,129 at December 31, 2016.

The working capital position of the Company at June 30, 2017 was $6,427,723 compared to $8,511,809 at December 31, 2016. Subsequent to June 30, 2017 the Company received the $753,223 tax receivable from the Canadian Revenue Agency boosting the Company’s cash reserves.

Net assets of the Company were $10,557,421 at June 30, 2017 compared to $11,771,944 at December 31, 2016. At June 30, 2017 the Company had no interest bearing long-term liabilities or debt.

Kelso’s primary source of revenue is from new rail tank car builders and retrofit/repair customers. During 2016 and 2017 we have experienced the worst rail tank car market since 2008. The Company can for the near term generate the necessary capital resources required to finance operations by way of the sales of its products and the issuance of equity securities through private placements if funding is necessary.

Kelso Technologies Inc.
Management Discussion and Analysis
Six Months Ended June 30, 2017
(Expressed in US Dollars unless otherwise indicated)	Page 12 of 20

Management takes all necessary precautions to minimize risks however additional risks could affect the future performance of the Company. Business risks are detailed in the Risks and Uncertainties section of this MD&A (Page 15).

SELECTED QUARTERLY INFORMATION
	Three months	Three months	Three months	Three months
	ended	ended	ended	ended
	June 30,	March 31,	December 31,	September 30,
	2017	2017	2016	2016

Revenues	$1,433,663	$1,563,317	$1,877,128	$1,905,608
Cost of goods sold**	$1,107,842	$863,383	$1,889,852	$1,227,678
Gross profit (loss)	$325,821	$699,934	$(12,724)	$677,930
Net expenses including non-cash items*	$1,223,334	$1,225,430	$(372,131)	$1,528,424
Income (loss) for the quarter	$(897,513)	$(525,496)	$(384,855)	$(850,494)
Basic and diluted earnings (loss) per share	$(0.02)	$(0.01)	$(0.01)	$(0.02)
Common shares outstanding	46,911,752	46,911,752	46,411,752	46,411,752
* - Includes tax recovery of $1,248,551
** - Includes year end adjustments

	Three months	Three months	Three months	Three months
	ended	ended	ended	ended
	June 30,	March 31,	December 31,	September 30,
	2016	2016	2015	2015

Revenues	$2,360,975	$1,933,432	$3,071,230	$4,370,567
Cost of good sold **	$1,422,096	$1,559,276	$2,941,649	$3,632,878
Gross profit	$938,879	$374,156	$129,481*	$737,689
Expenses including non-cash items	$1,482,718	$1,060,560	$1,068,389	$1,398,952
Income(loss) for the quarter	$(543,839)	$(686,404)	$(938,908)	$(661,263)
Basic and diluted earnings(loss) per share	$(0.01)	$(0.01)	$(0.03)	$(0.01)
Common shares outstanding	46,071,752	46,071,752	46,071,752	46,021,752

** - Includes year end adjustments

SELECTED ANNUAL INFORMATION
	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2016	2015	2014

Revenues	$8,077,143	$18,910,122	$23,816,809
Cost of goods sold	$6,098,902	$13,809,993	$12,892,484
Gross profit	$1,978,241	$5,100,129	$10,924,325
Expenses including non cash items and before deferred income tax recovery	$5,433,019	$6,506,867	$5,173,711
Deferred income tax recovery (expense)	$(259,365)	$86,932	$0.00
Income tax expense (recovery)	$(1,248,551)	$1,191,020	$1,724,833
Net income (loss) for the year	$(2,465,592)	$(2,510,826)	$4,025,781
Number of common shares outstanding	46,411,752	46,071,752	45,246,752
Earnings(Loss) per common share	$(0.05)	$(0.05)	$0.09
Cash	$2,312,279	$3,175,292	$9,895,463
Working capital	$8,511,809	$10,099,390	$12,868,325
Total assets	$13,050,144	$16,157,689	$20,696,182
Shareholders’ equity	$11,771,944	$13,606,719	$16,598,926
Long-term financial liabilities	$0.00	$0.00	$0.00
Dividends paid per share	$0.00	$0.03	$0.01

Kelso Technologies Inc.
Management Discussion and Analysis
Six Months Ended June 30, 2017
(Expressed in US Dollars unless otherwise indicated)	Page 13 of 20

OFF BALANCE SHEET TRANSACTIONS

There are no off-balance sheet arrangements which could have a material effect on current or future results of operations or on the financial condition of the Company.

FINANCIAL INSTRUMENTS

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The Company classifies its financial instruments as follows: cash is classified as a financial asset at FVTPL; accounts receivable is classified as loans and receivables; and due to related parties and accounts payable are classified as other financial liabilities, which are measured at amortized cost. The carrying value of these instruments approximates their fair values due to their short term to maturity.

The Company has exposure to the following risks from its use of financial instruments:

•	Credit risk;
•	Liquidity risk; and
•	Market risk.

(a)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Cash is placed with a major Canadian financial institution and the Company’s concentration of credit risk for cash and maximum exposure thereto is $624,324 at June 30, 2017 (December 31, 2016 - $2,312,279).

With respect to its accounts receivable, the Company assesses the credit rating of all customers and maintains provisions for potential credit losses, and any such losses to date have been within management’s expectations. The Company’s credit risk with respect to accounts receivable and maximum exposure thereto is $532,952 at June 30, 2017 (December 31, 2016 - $637,845). The Company’s concentration of credit risk for accounts receivable at June 30, 2017 with respect to Customer A is $61,885 (December 31, 2016 - $73,500), while Customer B is $98,206 (December 31, 2016 - $140,796). The Company has no balances past due or impaired.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquid funds to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. At June 30, 2017, the Company has cash in the amount of $624,324 (December 31, 2016 - $2,312,279) to settle current liabilities of $261,464 with the following due dates; trade accounts payable of $261,464 (December 31, 2016 - $235,600) are due within three months; management bonus payable of $Nil (2016 - $Nil) are due within five and one-half months of the year end and due to related party balances of $Nil (December 31, 2016 - $36,000) are due on demand. Subsequent to June 30, 2017 the Company received the $753,223 tax receivable from the Canadian Revenue Agency boosting the Company’s cash reserves.

(c)	Market risk

The significant market risks to which the Company is exposed are interest rate risk and currency risk.

Kelso Technologies Inc.
Management Discussion and Analysis
Six Months Ended June 30, 2017
(Expressed in US Dollars unless otherwise indicated)	Page 14 of 20

(i)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in market interest rates. The Company’s cash consists of cash held in bank accounts that earn interest at variable rates. Due to the short-term nature of this financial instrument, fluctuations in market rates of interest do not have a significant impact on the estimated fair value or future cash flows.

(ii)	Currency risk

The Company is exposed to currency risk to the extent expenditures incurred or funds received and balances maintained by the Company are denominated in Canadian dollars (“CAD”). The Company does not manage currency risk through hedging or other currency management tools.

As at June 30, 2017 and December 31, 2016, the Company’s net exposure to foreign currency risk is as follows (in US):

	June 30, 2017	December 31, 2016

Net assets	$1,168,531	$2,686,073

Based on the above, assuming all other variables remain constant, a 14% weakening or strengthening of the USD against the CAD would result in approximately $163,594 (December 31, 2016 - $377,000) foreign exchange loss or gain in the consolidated statements of operations.

(iii)	Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or currency risk. The Company is not exposed to other price risk.

CAPITAL MANAGEMENT

The Company considers its capital to be comprised of capital stock. The Company’s objectives in managing its capital are to maintain its ability to continue as a going concern and to further develop its business. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to meet its strategic goals.

Our capital needs for the near term continue to be financed from operations and existing capital reserves with no interest bearing debt to service. Management is assessing its future capital needs and considering access to new equity capital to ensure that Kelso has adequate financial resources to complete its diversification programs and working capital requirements. Although the Company has been successful at raising funds in the past through the issuance of capital stock, it is uncertain whether it will continue this method of financing due to the current difficult market conditions and the potential internal growth of the Company’s operations.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. Management reviews the capital structure on a regular basis to ensure the above objectives are met. There have been no changes to the Company’s approach to capital management during the year. There are no externally-imposed restrictions on the Company’s capital.

Kelso Technologies Inc.
Management Discussion and Analysis
Six Months Ended June 30, 2017
(Expressed in US Dollars unless otherwise indicated)	Page 15 of 20

DISCLOSURE CONTROLS AND PROCEDURES

The Company maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete, accurate, reliable and timely. The disclosure controls and procedures (“DC&P”) are designed to provide reasonable assurance that information required to be disclosed in the annual filings, interim filings or other reports filed under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to Management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure.

The President and Chief Executive Officer and Chief Financial Officer of the Company have evaluated, or caused the evaluation of, under their direct supervision, the design effectiveness of the Company’s DC&P (as defined in Regulation 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings) as at June 30, 2017, and have concluded that such DC&P were designed effectively.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Management has evaluated the design of its ICFR as defined in Regulation 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings. The evaluation was based on the criteria established in the “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992) (“COSO”). This evaluation was performed by the President and Chief Executive Officer and Chief Financial Officer of the Company with the assistance of other Company management and staff to the extent deemed necessary. Based on this evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the ICFR were effectively designed as at June 30, 2017.

In spite of its evaluation, management does recognize that any controls and procedures; no matter how well designed and operated, can only provide reasonable assurance and not absolute assurance of achieving the desired control objectives.

RISKS AND UNCERTAINTIES

Our business operations involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results expressed or implied by forward looking statements in this MD&A. The Company is diligent in minimizing exposure to business risk, but by the nature of its activities and size, will always involve some risk. These risks are not always quantifiable due to their uncertain nature.

“Our products involve detailed proprietary and engineering knowledge and specific customer adoption criteria. If the Company is not able to effectively protect its intellectual property or cater to specific customer adoption criteria, our business may suffer a material negative impact and could fail.”

The success of our company will be dependent on our ability to successfully develop; qualify under current regulations; and protect our technologies by way of patents and trademarks.

The Company has obtained patents for its external constant force spring pressure relief valves and a one-bolt manway system, vacuum relief valve and bottom outlet valve. If we are unable to secure trademark and patent protection for our intellectual property in the future, or that protection is inadequate for future products, our business may be materially adversely affected.

Kelso Technologies Inc.
Management Discussion and Analysis
Six Months Ended June 30, 2017
(Expressed in US Dollars unless otherwise indicated)	Page 16 of 20

Further, there is no assurance that our railroad equipment products and other aspects of our business do not or will not infringe upon patents, copyrights or other intellectual property rights held by third parties. Although we are not aware of any such claims, we may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives. In addition, we may incur substantial expenses and diversion of management time in defending against these third-party infringement claims, regardless of their merit Successful infringement or licensing claims against us may result in substantial monetary liabilities, which may materially and adversely disrupt our business.

“The Company may be unable to secure or maintain regulatory qualifications for its products.”

The Association of American Railroads (the “AAR”) has specific adoption criteria that must be met before the Company’s products can be utilized by customers in the railroad industry. The Company has been successful in obtaining AAR approvals for its key products; however, there is no guarantee that the Company’s products will continue to meet AAR standards and adoption criteria as they evolve or that new products developed by the Company will receive AAR approval. In addition, certain customers may have specific adoption criteria beyond what is required by the AAR, and there is no guarantee that the Company will be able to cater to these specific adoption criteria. The Company’s failure to meet AAR and customer adoption criteria could have a material negative impact on the Company’s ability to obtain purchase orders and generate revenue.

“The Company may not have sufficient capital in the future to meet rapid increases in production demands and may be unable to sustain its ability to grow its operations as quickly as anticipated.”

Although the Company had a positive working capital in the amount of $6,255,290 at June 30, 2017, the Company may, from time to time, face a working capital deficit. To maintain its activities, the Company may require access to additional capital through the sale of securities or obtaining debt financing. There can be no assurance that the Company will be successful in obtaining such additional financing and failure to do so could result in the inability of the Company to develop new products; meet production schedules; execute delivery orders; and continue its operations.

“The Company has a limited operating history and may not be able to achieve its growth objectives.”

The Company has a limited history of earnings. The Company is subject to all of the business risks and uncertainties associated with any business enterprise which is transitioning from product development to profitable operations, including the risk that it will not achieve its growth objectives. There is no assurance that the Company will be able to successfully complete its business development plans or operate profitably over the short or long term. The Company is dependent upon the good faith and expertise of management to identify, develop and operate commercially viable product lines. No assurance can be given that the Company’s efforts will result in the development of additional commercially viable product lines or that the Company’s current product lines will prove to be commercially viable in the long-term. If the Company’s efforts are unsuccessful over a prolonged period of time, the Company may have insufficient working capital to continue to meet ongoing obligations and its ability to obtain additional financing necessary to continue operations may also be adversely affected. Even if the Company is successful in developing one or more additional product lines, there is no assurance that these product lines or its existing product lines will be profitable.

“New commercial markets for our products may not develop as quickly as anticipated or at all.”

Markets for the Company’s products may not develop as quickly as anticipated, or at all, resulting in the Company being unable to meet its revenue and production targets. This may have a material negative impact on the Company, particularly if the Company has incurred significant expenses to cater to increased market demand and such market demand does not materialize.

Kelso Technologies Inc.
Management Discussion and Analysis
Six Months Ended June 30, 2017
(Expressed in US Dollars unless otherwise indicated)	Page 17 of 20

“Unforeseen competition could affect our ability to grow our revenues as projected.”

Although the Company has patents, trademarks and other protections in place to protect the proprietary technology on which the Company’s business is dependent, competitive products may be developed in the future. Competition could adversely affect the Company’s ability to acquire additional market share or to maintain revenue at current and projected levels.

“Customer orders that are placed may be cancelled or rescheduled.”

Although the Company makes efforts to ensure customers are satisfied with the Company’s products, there is a risk that customers may cancel purchase orders before they are filled. This may have a material negative impact on the Company, particularly if the Company has already ordered the component parts required to assemble the finished products for that order or if the Company has assembled the required finished products. The negative impact may be mitigated by the Company’s ability to utilize the component parts and finished products to satisfy other purchase orders, but there is no guarantee that the Company will able to mitigate the risk of loss to the Company from cancelled orders in this manner.

“The Company is dependent on a small number of OEM customers.”

Although management is optimistic about the Company’s future as a railway equipment supplier, the Company is dependent upon the five major customers that comprise the railroad tank car manufacturers for a significant portion of its revenue. In particular, the Company is dependent on three major US corporations and one Canadian corporation as customers. Although customers have displayed a pattern of consistent product orders over the past 24 months and timely payment of accounts owing, there is no guarantee that sales to these customers will continue at current levels or that these customers will continue to satisfy their payment obligations to the Company in a timely manner. The Company does not have any formal agreements for long term, large-scale purchase orders with these customers and only sells to them when purchase orders are received. The Company expects that this limited number of customers will continue to represent a substantial portion of its sales for the foreseeable future. The loss of any of these customers could have a material negative impact upon the Company and its results of operations.

“Current products may not perform as well as expected.”

There is a risk that the Company’s products may not perform as well as expected, which may result in customer complaints, returned products, product recalls and/or loss of repeat customer orders. Any one of these effects may have a material negative impact on the Company’s ability to generate revenue and continue operations.

“There may be a shortage of parts and raw materials.”

The Company currently has approximately three to five suppliers in the United States for each of the component parts and raw materials required to assemble the Company’s finished products. There is a risk that the Company may face a shortage of parts and raw materials in the future if the Company’s suppliers are unable to support current or increased customer demand for the Company’s products. This could have a material negative impact on the Company, its revenues and continued operations.

Kelso Technologies Inc.
Management Discussion and Analysis
Six Months Ended June 30, 2017
(Expressed in US Dollars unless otherwise indicated)	Page 18 of 20

“Production capacity may not be large enough to handle growth in market demand.”

The Company’s production facilities may not be large enough to handle growing market demand for the Company’s products if market demand is beyond projected levels. The Company may not have sufficient capital to fund increased production at its existing facilities or to add new production facilities, and even if the Company did have sufficient funds for these purposes, the turnaround time to increase production may not be fast enough to meet market demand. This may have a material negative impact on the Company’s ability to maintain existing customers and expand its customer base, and its ability to generate revenue at current and projected levels.

“The Company’s product development efforts may not result in new qualified commercial products.”

The Company’s efforts to research and develop new products for the railroad industry and to develop applications for the Company’s products in other industries, such as the trucking industry, may not result in commercially viable products or applications. This may have a negative impact on the Company as its current products may cease to be best-available technology and the Company would not have a replacement or alternative product offering. Also, this may result in the Company’s investment into such research and development being a loss.

“The Company may face uninsurable or underinsured risks.”

In the course of development and production of railroad equipment products, certain risks, and in particular, destruction of production facilities by a natural disaster, acts of terrorism, acts of war or patent infringement may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company. Of the above listed risks only an act of war is truly uninsurable. The Company maintains commercial general liability insurance for claims up to $4,000,000 in aggregate and $1,000,000 per incident, as well as product liability insurance for claims up to $4,000,000 in aggregate and $1,000,000 per incident. Although the Company believes that the insurance policies currently in place adequately insure the Company given the size of its customer base and revenues from product sales, there is a risk that the Company’s insurance coverage may not be sufficient to cover future products claims.

“Raw materials used by the Company for the production of its products are subject to price fluctuations which could change profitability expectations.”

Many of the materials used in our Company’s products are common raw materials such as steel and rubber. These raw materials can be subject to significant price fluctuations. A steep rise in the price of such raw materials may have an adverse effect on the pricing of our products and our operating results. As our Company does not have any purchase agreements with customers, we are able to mitigate the risks associated with price fluctuations in our raw materials by adjusting the pricing of our products accordingly. However, there is no guarantee that customers will continue to purchase our products if prices are adjusted due to the fluctuation in the price of raw materials.

“The success of the Company’s business depends substantially on the continuing efforts of its senior executives, and its business may be severely disrupted if the Company loses their services.”

The future success of the Company heavily depends upon the continued services of its senior executives and other key employees. In particular, the Company relies on the expertise and experience of its Chief Executive Officer and Chief Financial Officer and the Chief Operating Officer of Kelso Technologies Inc., KIQ Industries Inc. and Kelso Innovative Solutions Inc. These individuals are under contractual obligations to the Company expiring on December 31, 2020, however if one or more of the Company’s senior executives were unable or unwilling to continue in their present positions, the Company might not be able to replace them easily or at all. If any of the Company’s senior executives joins a competitor or forms a competing company, the Company may lose clients, suppliers, key professionals, technical know-how and staff members.

Kelso Technologies Inc.
Management Discussion and Analysis
Six Months Ended June 30, 2017
(Expressed in US Dollars unless otherwise indicated)	Page 19 of 20

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those described on forward-looking statements.

RELATED PARTY TRANSACTIONS

Related party transactions not otherwise described in these consolidated financial statements are shown below. The remuneration of the Company’s directors and four members of key management, being the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and the Managing Director of Corporate Development who have the authority and responsibility for planning, directing and controlling the activities of the Company, consist of the following amounts:

	Six months ended	Six months ended
	June 30, 2017	June 30, 2016

Management compensation	$273,420	$350,764
Management bonus*	$-	$-
Share-based expense	$-	$21,542
Directors fees	$34,000	$33,000

*	The Company has management bonus agreements whereby 10% of the annual income before taxes and share- based expense is equally distributed to management.

As at June 30, 2017, amounts due to related parties include accounts payable which are unsecured and have no interest or specific terms of payments, are $Nil (2016 - $5,087) consisting of $Nil (2016 - $Nil) for directors fees, $Nil (2016 - $Nil) for management bonus payable and $Nil (2016 - $5,087) for reimbursement of expenses to a director of the Company.

DISCLOSURE OF OUTSTANDING SHARE DATA

As of August 10, 2017 the Company had the following number of securities outstanding:

1)	Common shares issued and outstanding: 46,911,752

2)	Share purchase options outstanding: 1,653,571

3)	Share purchase warrants outstanding: Nil

SUBSEQUENT EVENTS

There are no subsequent events at the date of this report.

OUTLOOK

Kelso continues to manage its business affairs in a severely depressed rail tank car market which is our primary source of revenue. This situation has greatly diminished our sales performance during the first half of the year. Hazardous commodity businesses remain in a cut back position and this has led to much lower than anticipated demand for rail tank cars. There are many reasons why this trend continues in 2017 which include political uncertainty, high tank car inventories from the overbuild in 2014, low commodity prices, general economic conditions and slow capital commitments to new rail tank cars despite required regulation changes. Industry analysts now expect this trend to continue for most of 2017 with moderate improvements expected in 2018.

Kelso Technologies Inc.
Management Discussion and Analysis
Six Months Ended June 30, 2017
(Expressed in US Dollars unless otherwise indicated)	Page 20 of 20

The new mandatory regulations for hazardous material tank cars remain in effect under the Trump administration in the United States. These regulations have established a timetable for the removal of existing DOT-111 rail tank cars transporting dangerous goods including crude oil by 2018 with ethanol and other flammable commodities due by 2023. The primary theme of the new regulations is improving the survivability of a tank car in an accident and the adoption and use of the best available safety technologies for the transport of hazardous materials via rail. Compliance with the new DOT-117 regulations for crude oil transportation must be achieved in early 2018, a situation that is expected to improve the rail tank based revenue performance of the Company.

In addition to our expanded portfolio of rail tank car equipment, Kelso is actively developing new markets that are expected to produce revenue growth even during poor economic conditions in the heavily cyclical rail tank car sector. Kelso is moving to diversify its business activities through the creation of new equipment solutions covering a wide range of applications in transportation markets. Our reputation for delivering “best available technologies” in rail tank car equipment has allowed Kelso to pursue these new product initiatives.

New products and markets under development include technologies for the military, fueling systems, rail wheel cleaning systems, emergency response kits for first responders and extreme terrain vehicles for commercial and military operations. These product development initiatives are challenging, expensive and the timing of revenue streams cannot be guaranteed. Management does, however, expect that new revenues will begin to emerge in late 2017 and 2018. The Company understands shareholders’ concerns run high in uncertain times but management believes the payoff for all stakeholders will come when cash flows from our new technologies commence along with a resurgence of rail tank car activity in future periods.

Our return to successful operations will be subject to the many challenges imposed by the current economic slump that remain beyond our control. Our capital needs for the near term continue to be financed from operations and existing capital reserves with no interest bearing debt to service. Management is assessing its future capital needs and considering access to new equity capital to ensure that Kelso has adequate financial resources to complete its diversification programs. Our immediate focus is the generation of additional revenue streams from new technology markets that can provide healthy financial growth from our business activities while we wait for the rail tank car market to come out of recession.

Kelso Technologies Inc.

James R. Bond,
President and Chief Executive Officer